

September 18, 2020

Joshua B. Deringer, Esq.
Faegre, Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re: Thornburg Income Builder Opportunities Trust
          File Nos. 333-241035 and 811-23600

Dear Mr. Deringer:

On August 19, 2020, you filed a registration statement on Form N-2 for Thornburg Income Builder Opportunities Trust (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS

Cover Page

Global Equity Allocation (page ii)

    1.   This section states that the Fund will invest in "equity securities…including companies in developing countries." Please also disclose in this paragraph, as well as in the "Principal Investment Strategy and Policies" section on page 1 of the prospectus and throughout the prospectus that the Fund's investments in non-U.S.-domiciled issuers include emerging market issuers.

Global Debt Allocation (page ii)

    2.   The first sentence of this paragraph sets forth numerous types of investments the Fund will invest in as part of Global Debt Allocation. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund will

principally invest. Please move disclosure of non-principal investments to another location. See Item 8.2.b.(1) of Form N-2. See also Item 8.4 of Form N-2 and Instruction a. thereto.

3.   This section states that the Fund seeks to achieve its investment objective by investing in "U.S. and non-U.S. corporate entities." If applicable, please also disclose in this paragraph, as well as in the "Principal Investment Strategy and Policies" section on page 1 of the prospectus, and throughout the prospectus, that the Fund's investments in non-U.S.-domiciled issuers include emerging market issuers.

4.   With respect to the Fund's investment in convertible securities, please disclose if contingent convertible securities ("CoCos") will be a principal type of investment. If yes, please include a description of CoCos and provide appropriate risk disclosure.

5.   With respect to the Fund's investment in asset-backed securities ("ABS"), please specify the types of asset-backed issuers that the Fund will invest (*e.g.*, collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs")). Please disclose the risks associated with these types of investments, including the heightened risks associated with any lower rated tranches the Fund may hold. We may have additional comments based on your response.

6.   With respect to the Fund's investment in mortgage-backed securities ("MBS"), including commercial mortgage-backed securities ("CMBS"), residential mortgage-backed securities ("RMBS"), and collateralized mortgage obligations ("CMOs"), please specify any limitations thereon (*e.g.*, non-agency or below-investment grade RMBS).

7.   To the extent that the Fund's investments in ABS and MBS will be primarily non-investment grade, please discuss these investments in your discussion of High Yield investments and risks.

8.   Please disclose if the Fund will invest in leveraged loans. Please also include disclosure that the Fund may enter into credit default swaps (CDS), including selling CDS. Also, please disclose the risks of selling CDS.

9.   The last sentence in this paragraph states the Fund may invest in whole consumer loans. Please tell us if the Fund intends to originate loans, and if so, we may have additional comments. Please also tells us if the Fund intends to purchase whole consumer loans through online platforms, such as LendingClub or Prosper.

10.   Since the Fund will invest significantly in securities that may be illiquid, *e.g.*, CDOs, CMOs, please discuss the liquidity of these investments. Also, please disclose that a significant portion of the Fund's portfolio contents may be illiquid.

Principal Investment Strategy and Policies

Option Overlay (page 3)

11.   The last sentence in this paragraph states that, "(T)he Adviser may actively manage the option overlay based on market-level macroeconomic and equity allocation insights and will vary the terms of the option overlay, including the notional value of the options written, contract type and term, and the moneyness of each option." Expand the disclosure to explain in plain English the option overlay strategy, specifically providing explanations for "market-level macroeconomic and equity allocation insights" and "moneyness of each option."

Investment Philosophy and Process (page 4)

12.   The eighth paragraph in this section states that the "equity portfolio will be aimed at achieving risk-adjusted returns that focus on meeting our income mandate." Please include disclosure describing what is meant by the term "income mandate."

Risk Considerations (page 12)

13.   Please include in the principal strategy section that the Fund will be investing in business development companies (BDCs) and real estate investments, including REITs.

Summary of Trust Expenses (page 15)

14.   The prospectus states that the Fund may invest in securities of other open- or closed-end investment companies, including exchange-traded funds ("ETFs") and BDCs. Please confirm that the expenses of investing in ETFs and BDCs will be included in the AFFE line item of the fee table.

15.   Please include a footnote to the fee table stating that "Other Expenses" are based on estimated amounts for the current fiscal year as required by Instruction 6 to Item 3 of Form N-2.

Use of Proceeds (Page 17)

16.   This section states that the Adviser anticipates that the investment of the net proceeds will be made in accordance with the Trust's investment objective and policies within [ ] months after completion of this offering. Please disclose how long it will take the Fund to invest all or substantially all the proceeds from the offering in accordance with its investment objective. If the Fund expects the investment period to exceed three months, please disclose the reasons for the expected delay. See Item 7.2 of Form N-2 and see also Guide 1 to Form N-2.

Principal Investment Strategy (page 17)

17.   The third paragraph in this section says that the Managed Assets will be "allocated dynamically." Please explain, in plain English, what is meant by "allocated dynamically."

Foreign and Emerging Market Investments (page 20-21)

18.   The sixth paragraph in this section states that the Fund may invest a significant portion of its assets in a "specific geographic region." Please explain to us whether the Fund expects to focus on a particular country or geographic region and, if so, please disclose the specific country or geographic region, and provide corresponding risks.

19.   The tenth paragraph in this section states that the Fund will invest in foreign securities which take the form of sponsored and unsponsored ADRs, GDRs, EDR. If depositary receipts are a principal investment of the Fund, disclose so in the Prospectus Summary along with associated risks. Please also disclose the differences between sponsored and unsponsored depositary receipts.

Derivatives (page 29)

20.   Please include risk disclosure relating to the options overlay strategy described in the principal investment strategy section.

21.   Please disclose in the registration statement whether derivatives will be counted towards the satisfaction of the Fund's 80% policy of investing in income producing securities. If yes, please also disclose that derivatives will be valued for purposes of the 80% policy based on market value, not notional value.

Portfolio Management (page 68)

22.   The disclosure in this section identifies three individuals as having responsibility for day-to-day implementation of the Fund's investment strategy. Please clarify the roles that the portfolio managers play in managing the Fund's portfolio. For example, please disclose whether one individual serves as a lead portfolio manager or whether all three portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund's portfolio. See Instruction to Item 9 c. of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Board of Trustees and Officers (page 43)

23.   We note that much of the information required by this section has been left blank. Please ensure that the Fund's pre-effective amendment provides all of the information

required by Item 18 of Form N-2 for each Trustee, including the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a Trustee of the Fund. See Item 18.17 of Form N-2.

PART C

Signatures

24.   Please ensure that the pre-effective amendment to the registration statement includes the signatures of the Fund's principal financial officer and the majority of its Board of Directors. See Section 6 of the Securities Act of 1933 (the "Securities Act").

GENERAL COMMENTS

25.   Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

26.   Please advise us whether you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

27.   We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

28.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

29.   Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

30.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

* * * * * * *

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6478.

Sincerely,

/s/ Ashley Vroman-Lee

Ashley Vroman-Lee
Senior Counsel

cc: Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief